Filed by T-Mobile US, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Sprint Corporation

Commission File No.: 001-04721

Excerpts from Transcript of T-Mobile US, Inc. Speaker Event at Goldman Sachs Communacopia Conference

September 12, 2018 | 6:55 PM GMT

CORPORATE PARTICIPANTS

G. Michael Sievert T-Mobile US, Inc. – President & COO

J. Braxton Carter T-Mobile US, Inc. – Executive VP & CFO

CONFERENCE CALL PARTICIPANTS

Brett Feldman Goldman Sachs Group Inc., Research Division - Equity Analyst

PRESENTATION

* * *

Brett Feldman Goldman Sachs Group Inc., Research Division - Equity Analyst

So April 29, you announced plans to merge with Sprint, we were all taken totally by surprise. Let’s talk about what you’re doing to get ready.

G. Michael Sievert T-Mobile US, Inc. – President & COO

Come on, that was - give Brett a little while.

Brett Feldman Goldman Sachs Group Inc., Research Division - Equity Analyst

It’s such a bad joke. I was talking about what you’re doing to get ready. I mean, obviously there’s limits to what you can do before you’ve actually formally combined, but it is a question you get. Is there anything you can do to be prepared for integration, so that when you begin the integration, it’s not disruptive?

G. Michael Sievert T-Mobile US, Inc. – President & COO

All kinds of stuff, and it’s well underway. We’ve got a full integration team going, functional leads in every function at both companies, weekly steering meetings, deep work happening and it really starts with the network. We - this whole premise of this whole story of the new T-Mobile started with the network and so does the integration plan. One of the things that’s interesting is and we get asked a lot, the roaming deal that we put in place with Sprint for the pendency of the deal and the circumstance where the deal could be abandoned later is actually really important allocation element, because that roaming agreement aligns both engineering teams and both commercial teams to the kinds of activities during the pendency of the deal that you would want to be done in preparation for the new T-Mobile. So things like giving Sprint the proper incentive to make sure that all their handset procurement is entirely compatible with the destination networks. Things like implementing more advanced roaming capabilities to allow for future load-balancing of the network as they come together in one company and other investments. So the teams are well underway and getting ready for this merger. And yes, of course, the other piece of activity that’s also taking up an awful lot of our cycles is working on getting the deal approved. And we’re about 5 months in now since we announced the deal. And when we announced the deal, we said at the time, we were highly confident in the story and in the ultimate odds of approval. What’s different now versus then is we’re 5 months in. We’ve met with every major agency and government in detail, taken them through our story, had a chance to tell them quantitatively and qualitatively what it’s all about, had a chance to field their questions and see their reactions. We’re finding the government constructive, open-minded, detail-oriented. You saw the detail orientation of the announcement yesterday, they were stopping the clock temporarily. That’s all good news. What it means

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is this going to be a debate that unfolds based on facts and economic analysis, not on rhetoric. And when you look at this with facts and economic analysis, what you find is that the massive expansion in capacity that the new T-Mobile will create, will create more competition, better circumstances for consumers, and we know the government, once they really understand that, will see the merits in it.

Brett Feldman Goldman Sachs Group Inc., Research Division - Equity Analyst

You agree that shot clock, does that change your view on when the deal might get approved?

G. Michael Sievert T-Mobile US, Inc. – President & COO

Not at all.

J. Braxton Carter T-Mobile US, Inc. - Executive VP & CFO

It was totally expected.

* * *

Brett Feldman Goldman Sachs Group Inc., Research Division - Equity Analyst

It’s remarkable to hear about tailwinds, when one of the things that happened over last year is you’ve essentially had a new competitor in the form of cable companies come into your space. And so I’m curious for your thoughts on that. Do you feel like that the success they’ve been having has been in any way hurting your momentum in the market? And then the other side of this is, why aren’t you an MVNO partner with cable companies? And is that something the new company might be better positioned to do?

G. Michael Sievert T-Mobile US, Inc. – President & COO

Well, the new company is a big friend of the whole MVNO concept, just like T-Mobile is. Why? Because capacity. The whole premise of the new company - of the new T-Mobile is that we’re going to create a network with unprecedented capacity. That’s great for consumers in the core branded business, but it also makes the company strategically even more aligned to MVNOs for obvious reasons. So that’s potentially great.

* * *

J. Braxton Carter T-Mobile US, Inc. - Executive VP & CFO

* * *

We’re the challenger. We have everything to gain and that is our stated philosophy, and we’re very confident that we’re going to be a growth company for many years to come, stand-alone or new T-Mobile, given this geographical expansion, which doesn’t change with NewCo and given the massive opportunity we have in business.

* * *

Brett Feldman Goldman Sachs Group Inc., Research Division - Equity Analyst

So is 290 million the next distribution target you would logically try to get to?

G. Michael Sievert T-Mobile US, Inc. - President & COO

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It is. Yes, and if you think that’s about where, for example, Verizon is. So that represents, call it, full penetration for our distribution footprint. Now I think an awful lot of that opportunity will come after we create the new T-Mobile. Because I want to get to that - those markets, but I also want to get to them with a super competitive service, because the - economically, it’s a much better return for everyone here if we go into more rural places with a set of offers that really are blockbuster better than what the competition can offer. That way I can expect better household penetration per distribution and marketing dollars spent in the area. So a lot of our aspirations are tied to that.

* * *

Brett Feldman Goldman Sachs Group Inc., Research Division - Equity Analyst

And so Braxton, I want to ask you about EBITDA and margins. When we think about the EBITDA growth that you have experienced, it’s been predominantly the result of driving growth in services revenue. But one of the things that really hasn’t changed is the relationship between SG&A and services revenue. So you’ve been at about 41% of your services revenue going into SG&A for a few years now. And just for context the largest operator in the sector is at 26%. And so a common question we get is, what’s going to cause more operating leverage to show up through the SG&A line?

J. Braxton Carter T-Mobile US, Inc. - Executive VP & CFO

For the beauty of scale, right? When you really look at the SG&A component, you’re right. We’ve been scaling it, but not much scale there. And what it really relates to is the S part of the equation, the selling piece of it. And as we’ve continued to significantly ramp the base, we have to, even at a declining significant - significantly declining churn environment, replace the customers who organically churning off the network. But when you look at the growth trajectory on a year-over-year basis, there can certainly be quarterly variation. We’re actually putting more variable cost into the system, which is preventing the scale. If our growth would slow down, you’d see a massive expansion in the SG&A part of the scaling of the business and in the overall margins of the company. So that’s part of the dynamic. You’ve seen more scale on the network side of the equation. With massive fixed costs and even this year, with operating costs going up $400 million a year relating to the geographical expansion of the network as a percentage of service revenue, we’ve still seen really nice scaling there. So our outlook going forward is continued and consistent margin expansion on a stand-alone basis and then you have the massive unlock that ultimately will come with the creation of NewCo, once we get past the whole integration of the network period and the cost to achieve everything that will be done from operational and brand strategy with that merger. And at that point, there should be no reason why we don’t have equivalent if not better margin from the scale duopoly.

* * *

Unidentified Audience Member

So when I pitch T-Mobile as my single best idea to managers, the pushback that I get generally is, kind of, around 5G and what’s going to happen. So one is that you guys have been intentionally ambiguous about backhaul and power, because you don’t have a concrete plan at this time or it’s going to be a big cost that you don’t want to talk about? And the second one is that you’re going to dump all this capital for 5G, but you don’t really have a plan or you’re not counting on more revenue per relationship or per household from 5G. And so there’s not a tangible IRR that comes with that 5G investment and build out. So could you just hit each of those off and to kill this bear thesis on your stock and in the industry? And then I’ll tell you what my price target is.

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* * *

G. Michael Sievert T-Mobile US, Inc. - President & COO

That’s one of the reasons why the business — the stand-alone case is compelling because it fits into our capital profile because of this two-for-one, right? I mean, we said that the most common thing for us economically and strategically is to convince everybody we have the best network in order to get that next wave of growth. And one of the things that, I think, Braxton and I and the rest of team are proud of is we’ve consistently planted seeds that we can then harvest 2 and 3 years later, whether it was the auction, whether it was the retail expansion, over and over again we’ve done that. And being the first to nationwide 5G in this stand-alone plan, and doing it while tucking it into our capital profile, is the thing that allows us 2 years from now to really be able to answer that question of who’s got the competitive network and continue to take share in this market against all these underpenetrated segments. In the new T-Mobile, it’s totally different.

J. Braxton Carter T-Mobile US, Inc. - Executive VP & CFO

It is.

G. Michael Sievert T-Mobile US, Inc. - President & COO

This is really about creating an unprecedented network experience the country has never seen before with average speeds nationwide of 450 megabits per second, not in some parts of Indianapolis, but across the country, every single customer median speed. 100 megabits per second to 90% of Americans. This is game changing in terms of our ability to grab share. And in the NewCo financial profile, we showed you that pro forma the 2 companies are in the $70-some billion range when we combine. And we have aspirations to be north of $100 billion. And the difference at high margin is an incredible economic opportunity that we’ll be able to deliver while unlocking $43 billion of synergies. The last word on this is one of the way that we’ll get that is by attacking in-home broadband. In addition to everything I just said, really interesting upside for new T-Mobile, is to attack the least competitive and most hated industry in this sector, which is home broadband, cable companies. And we are going to be able to do it with the mid-band product that, unlike AT&T and Verizon’s aspiration of being in maybe 30 million POPs, which I don’t know if they’ll get to, is nationwide. We’ll market home broadband in 52% of U.S. ZIP Codes, 2/3 of Comcast territories. We’ll have more homes passed than they do in home broadband with the new T-Mobile with millions of units actually sold to customers and that is a really interesting upside in addition to everything I just laid out on the mobile side.

Brett Feldman Goldman Sachs Group Inc., Research Division - Equity Analyst

Time to squeeze in one last question. So Braxton, I got to ask, in the S-4 there’s an amendment to your employment agreement. And the way it reads and implies, you might be thinking about retiring soon? Is this your last Communacopia?

J. Braxton Carter T-Mobile US, Inc. - Executive VP & CFO

Why would I want to retire? Do you know how much fun it’s working with John Legere and the rest of the team. Hey, I am 100% committed. I love my company. I’m going on my 18th year and the value creation that we’re going to achieve with the creation of NewCo. And God forbid, without NewCo on a stand-alone basis, the backstop on the buyback and the value creation that’s going to come from that, given the massive cash generation of this business, I’ve never been more excited about the future of our business. I love it and I’m having a great time. So don’t count me out yet.

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* * *

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Important Additional Information

In connection with the proposed transaction, T-Mobile US, Inc. (“T-Mobile”) will file a registration statement on Form S-4, which will contain a joint consent solicitation statement of T-Mobile and Sprint Corporation (“Sprint”), that also constitutes a prospectus of T-Mobile (the “joint consent solicitation statement/prospectus”), and each party will file other documents regarding the proposed transaction with the U.S. Securities and Exchange Commission (the “SEC”). INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT CONSENT SOLICITATION STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. When final, a definitive copy of the joint consent solicitation statement/prospectus will be sent to T-Mobile and Sprint stockholders. Investors and security holders will be able to obtain the registration statement and the joint consent solicitation statement/prospectus free of charge from the SEC’s website or from T-Mobile or Sprint. The documents filed by T-Mobile with the SEC may be obtained free of charge at T-Mobile’s website, at www.t-mobile.com, or at the SEC’s website, at www.sec.gov. These documents may also be obtained free of charge from T-Mobile by requesting them by mail at T-Mobile US, Inc., Investor Relations, 1 Park Avenue, 14th Floor, New York, NY 10016, or by telephone at 212-358-3210. The documents filed by Sprint with the SEC may be obtained free of charge at Sprint’s website, at www.sprint.com, or at the SEC’s website, at www.sec.gov. These documents may also be obtained free of charge from Sprint by requesting them by mail at Sprint Corporation, Shareholder Relations, 6200 Sprint Parkway, Mailstop KSOPHF0302-3B679, Overland Park, Kansas 66251, or by telephone at 913-794-1091.

Participants in the Solicitation

T-Mobile and Sprint and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of consents in respect of the proposed transaction. Information about T-Mobile’s directors and executive officers is available in T-Mobile’s proxy statement dated April 26, 2018, for its 2018 Annual Meeting of Stockholders. Information about Sprint’s directors and executive officers is available in Sprint’s proxy statement dated June 26, 2018, for its 2018 Annual Meeting of Stockholders, and in Sprint’s subsequent Current Report on Form 8-K filed with the SEC on July 2, 2018. Other information regarding the participants in the consent solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint consent solicitation statement/prospectus and other relevant materials to be filed with the SEC regarding the acquisition when they become available. Investors should read the joint consent solicitation statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from T-Mobile or Sprint as indicated above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain forward-looking statements concerning T-Mobile, Sprint and the proposed transaction between T-Mobile and Sprint. All statements other than statements of fact, including information concerning future results, are forward-looking statements. These forward-looking statements are generally identified by the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “could” or similar expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction, including anticipated future financial and operating results, synergies, accretion and growth rates, T-Mobile’s, Sprint’s and the combined company’s plans, objectives, expectations and intentions, and the expected timing of completion of the proposed transaction. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the failure to obtain, or delays in obtaining, required regulatory approvals, and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction, or the failure to satisfy any of the other conditions to the proposed transaction on a timely basis or at all; the occurrence of events that may give rise to a right of one or both of the parties to terminate the business combination agreement; adverse effects on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results because of a failure to complete the proposed transaction in the anticipated timeframe or at all; inability to obtain the financing contemplated to be obtained in connection with the proposed transaction on the expected terms or timing or at all; the ability of T-Mobile, Sprint and the combined company to make payments on debt or to repay existing or future indebtedness when due or to comply with the covenants contained therein; adverse changes in the ratings of T-Mobile’s or Sprint’s debt securities or adverse conditions in the credit markets; negative effects of the announcement, pendency or consummation of the transaction on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results, including as a result of changes in key customer, supplier, employee or other business relationships; significant transaction costs, including financing costs, and unknown liabilities; failure to realize the expected benefits and synergies of the proposed transaction in the expected timeframes or at all; costs or difficulties related to the integration of Sprint’s network and operations into T-Mobile; the risk of litigation or regulatory actions; the inability of T-Mobile, Sprint or the combined company to retain and hire key personnel; the risk that certain contractual restrictions contained in the business combination agreement during the pendency of the proposed transaction could adversely affect T-Mobile’s or Sprint’s ability to pursue business opportunities or strategic transactions; effects of changes in the regulatory environment in which T-Mobile and Sprint operate; changes in global, political, economic, business, competitive and market conditions; changes in tax and other laws and regulations; and other risks and uncertainties detailed in T-Mobile’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017 and in its subsequent reports on Form 10-Q, including in the sections thereof captioned “Risk Factors” and “Cautionary Statement Regarding

Forward-Looking Statements,” as well as in its subsequent reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov and www.t-mobile.com. Forward-looking statements are based on current expectations and assumptions, which are subject to risks and uncertainties that may cause actual results to differ materially from those expressed in or implied by such forward-looking statements. Given these risks and uncertainties, persons reading this communication are cautioned not to place undue reliance on such forward-looking statements. T-Mobile assumes no obligation to update or revise the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law.

Tweets related to the transaction:

KATHLEEN O’BRIEN HAM (Twitter @kobham)

•	Tweet: Combining @TMobile & @Sprint spectrum delivers a broader and deeper #5G network that neither company could achieve on their own. #5GForAll. Key info: http://NewTMobile.com

•	Tweet: America needs to be the world leader in innovative technology. The New @TMobile will ensure we win the race to nationwide #5GForAll. Key info: http://NewTMobile.com

•	Tweet: The New @TMobile won’t just benefit our customers – our true, nationwide #5G network will fuel economic growth in other industries too. #5GForAll. Key info: http://NewTMobile.com

Important Additional Information

In connection with the proposed transaction, T-Mobile US, Inc. (“T-Mobile”) will file a registration statement on Form S-4, which will contain a joint consent solicitation statement of T-Mobile and Sprint Corporation (“Sprint”), that also constitutes a prospectus of T-Mobile (the “joint consent solicitation statement/prospectus”), and each party will file other documents regarding the proposed transaction with the U.S. Securities and Exchange Commission (the “SEC”). INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT CONSENT SOLICITATION STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. When final, a definitive copy of the joint consent solicitation statement/prospectus will be sent to T-Mobile and Sprint stockholders. Investors and security holders will be able to obtain the registration statement and the joint consent solicitation statement/prospectus free of charge from the SEC’s website or from T-Mobile or Sprint. The documents filed by T-Mobile with the SEC may be obtained free of charge at T-Mobile’s website, at www.t-mobile.com, or at the SEC’s website, at www.sec.gov. These documents may also be obtained free of charge from T-Mobile by requesting them by mail at T-Mobile US, Inc., Investor Relations, 1 Park Avenue, 14th Floor, New York, NY 10016, or by telephone at 212-358-3210. The documents filed by Sprint with the SEC may be obtained free of charge at Sprint’s website, at www.sprint.com, or at the SEC’s website, at www.sec.gov. These documents may also be obtained free of charge from Sprint by requesting them by mail at Sprint Corporation, Shareholder Relations, 6200 Sprint Parkway, Mailstop KSOPHF0302-3B679, Overland Park, Kansas 66251, or by telephone at 913-794-1091.

Participants in the Solicitation

T-Mobile and Sprint and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of consents in respect of the proposed transaction. Information about T-Mobile’s directors and executive officers is available in T-Mobile’s proxy statement dated April 26, 2018, for its 2018 Annual Meeting of Stockholders. Information about Sprint’s directors and executive officers is available in Sprint’s proxy statement dated June 26, 2018, for its 2018 Annual Meeting of Stockholders, and in Sprint’s subsequent Current Report on Form 8-K filed with the SEC on July 2, 2018. Other information regarding the participants in the consent solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint consent solicitation statement/prospectus and other relevant materials to be filed with the SEC regarding the acquisition when they become available. Investors should read the joint consent solicitation statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from T-Mobile or Sprint as indicated above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain forward-looking statements concerning T-Mobile, Sprint and the proposed transaction between T-Mobile and Sprint. All statements other than statements of fact, including information concerning future results, are forward-looking statements. These forward-looking statements are generally identified by the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “could” or similar expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction, including anticipated future financial and operating results, synergies, accretion and growth rates, T-Mobile’s, Sprint’s and the combined company’s plans, objectives, expectations and intentions, and the expected timing of completion of the proposed transaction. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the failure to obtain, or delays in obtaining, required regulatory approvals, and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction, or the failure to satisfy any of the other conditions to the proposed transaction on a timely basis or at all; the occurrence of events that may give rise to a right of one or both of the parties to terminate the business combination agreement; adverse effects on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results because of a failure to complete the proposed transaction in the anticipated timeframe or at all; inability to obtain the financing contemplated to be obtained in connection with the proposed transaction on the expected terms or timing or at all; the ability of T-Mobile, Sprint and the combined company to make payments on debt or to repay existing or future indebtedness when due or to comply with the covenants contained therein; adverse changes in the ratings of T-Mobile’s or Sprint’s debt securities or adverse conditions in the credit markets; negative effects of the announcement, pendency or consummation of the transaction on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results, including as a result of changes in key customer, supplier, employee or other business relationships; significant transaction costs, including financing costs, and unknown liabilities; failure to realize the expected benefits and synergies of the proposed transaction in the expected timeframes or at all; costs or difficulties related to the integration of Sprint’s network and operations into T-Mobile; the risk of litigation or regulatory actions; the inability of T-Mobile, Sprint or the combined company to retain and hire key personnel; the risk that certain contractual restrictions contained in the business combination agreement during the pendency of the proposed transaction could adversely affect T-Mobile’s or Sprint’s ability to pursue business opportunities or strategic transactions; effects of changes in the regulatory environment in which T-Mobile and Sprint operate; changes in global, political, economic, business, competitive and market conditions; changes in tax and other laws and regulations; and other risks and uncertainties detailed in T-Mobile’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017 and in its subsequent reports on Form 10-Q, including in the sections thereof captioned “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements,” as well as in its subsequent reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov and www.t-mobile.com. Forward-looking statements are based on current expectations and assumptions, which are subject to risks and uncertainties that may cause actual results to differ materially from those expressed in or implied by such forward-looking statements. Given these risks and uncertainties, persons reading this communication are cautioned not to place undue reliance on such forward-looking statements. T-Mobile assumes no obligation to update or revise the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law.